

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 20, 2016

Via E-Mail
Mr. Thomas Paulson
Chief Financial Officer
Tennant Company
701 North Lilac Drive
Minneapolis, Minnesota 55440

> **Re:** **Tennant Company**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-16191**

Dear Mr. Paulson:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ Terence O'Brien

　　　　　　　　　　　　　　Terence O'Brien
　　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　　Office of Manufacturing and
　　　　　　　　　　　　　　Construction